OMB APPROVAL
                                                   OMB Number        3235-0058
                                                   Expires:     January 31, 2002
                                                   Estimated average burden
                                                    hours per response      2.50

                                                      SEC FILE NUMBER
                                                        000-20072

                                                       CUSIP NUMBER
                                                           N/A

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     FORM 12b-25
                             NOTIFICATION OF LATE FILING


(Check One) |X| Form 10-K and Form 10-KSB |_| Form 20-F

            |_| Form 11-K                 |_| Form 10-Q and Form 10-QSB

            |_| Form N-SAR

                  For Period Ended: December 31, 2001
                  [    ] Transition Report on Form 10-K
                  [    ] Transition Report on Form 20-F
                  [    ] Transition Report on Form 11-K
                  [    ] Transition Report on Form 10-Q
                  [    ] Transition Report on Form N-SAR
                  For the Transition Period Ended: _________________

 Read Instructions (on back page) Before Preparing Form. Please Print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

         N/A

PART I - REGISTRANT INFORMATION

         Idaho Consolidated Metals Corp.
------------------------------------------------------------------------------
Full Name of Registrant

         N/A
------------------------------------------------------------------------------
Former Name if Applicable

         Suite 225, 4299 Canada Way
------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

         Burnaby, British Columbia, Canada V5G 1H3
------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, Form 20-F, Form 11-K, Form 10-Q and Form 10-QSB, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)


The Registrant has been unable to complete certain sections of the filing as a result of the untimely death of the partner in the Registrant's outside legal counsel, responsible for such work. The Registrant is an exploration-stage company that has not generated revenues to date and accordingly is dependent on financing from outside sources. To date, the Registrant has raised capital through the sale of common shares and we strive to prepare our required regulatory filings on an in-house basis in order to limit our expenditures on such filings. We anticipate that we will be able to file shortly, once the Registrant's outside legal counsel has assisted us with the completion of certain sections of the filing and completed their review of the final document. As a result, the Registrant is not able, without unreasonable effort or expense, to file its annual report on Form 10-KSB for the fiscal year ended December 31, 2001, on the prescribed filing date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification

         Kenneth A. Scott        604                      434-9974
            (Name)            (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         Idaho Consolidated Metals Corp.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    March 29, 2002         By: /s/Kenneth A. Scott
      ---------------------         --------------------------------------------
                                       Kenneth A. Scott, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.